August 29, 2019

Gerard M. Jacobs
Chief Executive Officer
Acquired Sales Corp.
31 N Suffolk Lane
Lake Forest, IL 60045

       Re: Acquired Sales Corp.
           Registration Statement on Form S-1
           Filed August 2, 2019
           File No. 333-232985

Dear Mr. Jacobs:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. We note that there is no established public trading market for your common stock. Please revise here, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which shares will be sold until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to
       Item 501(b)(3) of Regulation S-K.
Management's Discussion and Analysis
Liquidity and Capital Resources, page 32

2. Please disclose whether your current capital resources is sufficient to fund your planned
 Gerard M. Jacobs
FirstName LastNameGerard M. Jacobs
Acquired Sales Corp.
Comapany NameAcquired Sales Corp.
August 29, 2019
August 29, 2019 Page 2
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FirstName LastName
         operations for the next twelve months. To the extent you do not have sufficient capital to fund your current operations and plans for expansion of operations for the twelve-month period, disclose the minimum amount of additional capital you will need to obtain to fund planned operations for that period. Describe how you plan to obtain any such funds and also describe the effects on your business activities in the event you are not able to raise capital that must be obtained to fund any portion of twelve months of operations from the effective date.
Business, page 35

3. In your definitive merger agreement to acquire 100% of CBD Lion LLC, you indicate that will change your name to CBD Lion Corp. Please revise this section to provide a more detailed discussion of your plan of operation or business plan for the combined business following the merger.
Letter of Intent   CBD Lion LLC, page 35

4. We note in your Form 8-K furnished on August 20, 2019, that you signed a definitive merger agreement to acquire 100% of CBD Lion LLC. Please provide us with a comprehensive analysis that specifically addresses (i) the remaining steps to complete the merger, (ii) whether the assets and assumed liabilities to be acquired meet the definition of a business, (iii) significance of the acquiree and (iv) whether the consummation of the business acquisition is probable. Refer to Rule 8-04 of Regulation S-X. Please also address the need for pro forma financial information pursuant to Rule 8-05 of Regulation
         S-X.
Executive Compensation, page 41

5. Please revise the Summary Compensation Table to include disclosure for individuals who were the two most highly compensated executive officers other than the principal executive officer. It is unclear whether William Jacobs earned any compensation in
         2018. Refer to Item 402(m)(2) of Regulation S-K.
Principal Stockholders, page 46

6. Your beneficial ownership table appears to account for the shares of common stock underlying the shares of Series A and Series B Preferred Stock in calculating the amount and percentage of the outstanding common stock beneficially owned by the identified shareholders. Please revise to separately disclose the beneficial ownership of the each class of outstanding shares and clarify the beneficial ownership percentages. In that regard, the table currently indicates that your officers and directors hold 149.9% of the voting power of the company. Refer to Item 403(a) of Regulation S-K. Exhibits and Financial Statement Schedules, page 55

7. It appears that you are incorporating information by reference into your registration
 Gerard M. Jacobs
FirstName LastNameGerard M. Jacobs
Acquired Sales Corp.
Comapany NameAcquired Sales Corp.
August 29, 2019
August 29, 2019 Page 3
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FirstName LastName
         statement but do not meet the requirements set forth in General Instruction VII to Form S-
         1. Specifically, it appears that you have been a blank check company as defined by Rule
         419(a)(2) within the past 3 years or a shell company as defined by Rule 405. Accordingly, please amend the registration statement to include all disclosure and exhibits required by
         Form S-1.
General

8. It appears you may be a "blank check" company under Rule 419(a)(2) of the Securities
         Act of 1933. We note, for example, that you had no revenues in 2017 and 2018, you were
         "formed as a British Virgin Islands corporation to use as a vehicle for raising equity abroad in order to acquire assets in the future," you have "yet to commence operations,"
         and "[t]he business plan of the Company is dependent on identifying and completing acquisitions of targeted companies." Please revise to disclose your status as a blank check company and provide details regarding compliance with Rule 419 in connection with any registered offering of your securities.
9. Given the size of the offering relative to the number of common shares outstanding and held by non-affiliates, please provide us with a detailed analysis as to why you believe the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i), rather than a primary offering in which one or more of the selling shareholders are underwriters selling on your behalf. As part of your response, please indicate whether any of the selling stockholders, including ZIE Partners LLC, are broker-dealers or affiliates of broker-dealers. For guidance, please see Question 612.09 of the Division s Securities Act Rules Compliance & Disclosure Interpretations.
10. We note that you hold non-controlling interests in Ablis, Bendistillery, and Bend Spirits representing 100% of your assets (exclusive of cash or cash equivalents). We further note your disclosure that a "significant component of our growth strategy focuses on acquiring minority or majority equity ownership interests in CBD-Infused
Products
         Companies." Section 3(a)(1)(C) of the Investment Company Act of 1940 defines
         "investment company" as any issuer that "is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer s total assets (exclusive of Government securities and cash items) on an unconsolidated basis." Please provide us with a written response analyzing whether you are an investment company under the 1940 Act. If you determine that you are an investment company: (1) explain why you are not required to register as an investment company under the 1940 Act (e.g., provide a complete and detailed explanation of the basis for your reliance upon any exemption or exclusion from the definition of investment company under the 1940 Act); or (2) if no exemption or exclusion from the definition of investment company is available to you, explain what action you have taken or plan to take, either to fall outside of that definition, or to register as an investment company.
 Gerard M. Jacobs
Acquired Sales Corp.
August 29, 2019
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Legal Branch Chief, at (202)
551-3453 or with any other questions.



                                                           Sincerely,

FirstName LastNameGerard M. Jacobs                         Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NameAcquired Sales Corp.
                                                           and Services
August 29, 2019 Page 4
cc:       David S. Hunt
FirstName LastName